

November 29, 2017

Mr. Peter J. Moerbeek
Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

      Re: Primoris Services Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 28, 2017
             Form 10-Q for the Period Ended September 30, 2017
             Filed November 6, 2017
             Response dated November 16, 2017
             File No. 1-34145

Dear Mr. Moerbeek:

We have reviewed your response letter dated November 16, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Note 16 –Planned Divestiture of Texas Heavy Civil Business Unit, page F-30

1. We note your response to comment 3 of our letter dated November 6, 2017. As you note, ASC 350-20-35-35 indicates that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics and further indicates that the guidance of ASC 280-10-50-11 shall be considered. Your response has not demonstrated that these two components are economically similar. Please provide us with a more comprehensive analysis of the guidance in ASC 280-10-50-11, including financial information such as gross margin information to support your basis that these units are economically similar. To the extent you are relying on

future convergence of economic characteristics, please tell us the reasons for any current and historical economic differences, management's plan to achieve similar economic indicators in future periods, the status of implementation, timeframe for convergence and why your expectations of convergence are reasonable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.
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Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction